akb

16014270

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lombard Odier Transatlantic, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000, Sherbrooke Street West, suite 2200
(No. and Street)

Montréal (City) Québec (Canada) (State) H3A 3R7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP / s.r.l. / s.e.n.c.r.l.
(Name – *if individual, state last, first, middle name*)

1250 Blvd René-Levesque West, suite 2500, Montréal, QC, Canada, H3B4Y1
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
411

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Dorey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lombard Odier Transatlantic, L.P., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMISSAIRE À L'ASSERMENTATION
PATRICIA GASC
#133,440
DISTRICT JUDICIAIRE DE MONTRÉAL

affirmé solennellement devant moi à Montréal le 26 février 2016

Signature

President / CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lombard Odier Transatlantic, Limited Partnership

Financial Statements
December 31, 2015
(expressed in US dollars)

pwc

February 29, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Lombard Odier Transatlantic, Limited Partnership

We have audited the accompanying statement of financial condition of Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership") as of December 31, 2015 and the related statements of income and comprehensive income, partners' equity and cash flows for the year ended December 31, 2015. These financial statements are the responsibility of the Limited Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Limited Partnership at December 31, 2015 and the results of its operations and its cash flows for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

Lombard Odier Transatlantic, Limited Partnership

Statement of Financial Condition

As of December 31, 2015

(expressed in US dollars)

	2015 $	2014 $
Assets		
Current assets		
Cash	4,516,158	4,891,243
Receivables from clients	2,651,163	20,450,525
Receivables from brokers	628,419	5,314,364
Receivables from Lombard Odier Funds (Europe) SA, without interest (note 9)	-	207
Other accounts receivable and prepaid expenses (note 4)	182,040	235,080
	7,977,780	30,891,419
Non-current assets		
Deposits and securities with clearing organizations (note 5)	2,086,485	1,458,615
	10,064,265	32,350,034
Liabilities		
Current liabilities		
Bank overdraft (note 6)	-	2,584
Payables to clients	271,586	11,820,389
Payables to brokers	3,004,860	13,765,616
Payables to Limited Partner and a company under common control, without interest (note 9)	631,504	1,050,845
Other accounts payable and accrued liabilities (note 7)	86,481	85,017
	3,994,431	26,724,451
Partners' Equity (note 8)		
Capital		
Capital investment	7,200,000	7,200,000
Current accounts	(1,130,166)	(1,574,417)
	6,069,834	5,625,583
	10,064,265	32,350,034

On behalf of the Board of Directors of Lombard Odier Transatlantic Limited, in its capacity as General Partner,

______________ Director ______________ Director

The accompanying notes are an integral part of these financial statements.

Lombard Odier Transatlantic, Limited Partnership

Statement of Income and Comprehensive Income

For the year ended December 31, 2015

(expressed in US dollars)

	2015 $	2014 $
Revenues (note 9)		
Commissions	3,003,971	3,337,789
Management fees	1,910,986	1,953,574
Revenue on transactions	207,084	286,401
	5,122,041	5,577,764
Operating expenses (note 9)		
Brokerage commissions	269,456	478,970
General brokerage	189,327	264,389
Clearing fees	86,828	110,926
Telecommunications	56,257	73,119
Management expenses	7,080	9,328
Differences on transactions	24,951	219,049
	633,899	1,155,781
Earnings before other income (expenses)	4,488,142	4,421,983
Other income (expenses) (note 9)		
Administrative expenses and salaries	(3,733,276)	(3,766,571)
Professional fees	(230,029)	(229,131)
Foreign exchange (loss) gain	(76,996)	4,886
Net interest expense	(6,653)	(40,005)
Change in unrealized gain on deposits and securities with clearing organizations	3,063	2,448
	(4,043,891)	(4,028,373)
Net income and comprehensive income for the year	444,251	393,610

The accompanying notes are an integral part of these financial statements.

Lombard Odier Transatlantic, Limited Partnership

Statement of Partners' Equity

For the year ended December 31, 2015

(expressed in US dollars)

	2015		
	General Partner	**Limited Partner**	
	Lombard Odier Transatlantic Limited **$**	**Lombard Odier & Cie (Canada), Limited Partnership** **$**	**Total** **$**
Capital investment – Beginning and end of year	50,000	7,150,000	7,200,000
Current accounts			
Balance – Beginning of year	(14,955)	(1,559,462)	(1,574,417)
Net income and comprehensive income for the year	5,000	439,251	444,251
Balance – End of year	(9,955)	(1,120,211)	(1,130,166)
Capital – End of year	40,045	6,029,789	6,069,834

	2014		
	General Partner	**Limited Partner**	
	Lombard Odier Transatlantic Limited **$**	**Lombard Odier & Cie (Canada), Limited Partnership** **$**	**Total** **$**
Capital investment – Beginning and end of year	50,000	7,150,000	7,200,000
Current accounts			
Balance – Beginning of year	(19,955)	(1,948,072)	(1,968,027)
Net income and comprehensive income for the year	5,000	388,610	393,610
Balance – End of year	(14,955)	(1,559,462)	(1,574,417)
Capital – End of year	35,045	5,590,538	5,625,583

The accompanying notes are an integral part of these financial statements.

Lombard Odier Transatlantic, Limited Partnership

Statement of Cash Flows

For the year ended December 31, 2015

(expressed in US dollars)

	2015 $	2014 $
Cash flows from		
Operating activities		
Net income and comprehensive income for the year	444,251	393,610
Adjustments for non-cash items		
Unrealized foreign exchange loss on cash	65,850	43,469
Change in unrealized gain on deposits and securities with clearing organizations	(3,063)	(2,448)
Changes in working capital items (note 3(a))	(191,466)	330,904
	315,572	765,535
Investing activities		
Investments in deposits and securities with clearing organizations	(624,807)	1,014,596
Effect of foreign exchange rate changes on cash	(65,850)	(43,469)
Net (decrease) increase in cash	(375,085)	1,736,662
Cash – Beginning of year	4,891,243	3,154,581
Cash – End of year	4,516,158	4,891,243

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Nature of operations

Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership") is a Canadian limited partnership whose head office is located in Montréal, Quebec. The Limited Partnership's primary business activities are trading in US securities primarily on a received versus payment and delivery versus payment (RVP/DVP) basis and adviser activities with a group of US corporate, institutional and retail investors. As of June 17, 2011, the Limited Partnership was granted registration as an investment adviser by the United States Securities and Exchange Commission (SEC). On July 6, 2011, the Limited Partnership was acknowledged by the Internal Revenue Service as a US entity. The Limited Partnership is a member of the Financial Industry Regulatory Authority (FINRA) and is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934.

The Limited Partnership acts as its own clearing agent for US securities brokerage transactions and utilizes Bank Lombard Odier & Co Ltd as its clearing agent for non-US securities brokerage transactions.

The Limited Partnership is an investment adviser offering investment advisory services primarily to high net worth individuals. The Limited Partnership seeks to achieve the investment objectives of each client primarily through long -and short-term investments in securities issued by US and non-US corporate issuers, and derivatives related to such securities.

Compagnie Odier SCA is the ultimate parent of the group and is domiciled in Geneva, Switzerland.

2 Summary of significant accounting policies

Basis of presentation

The Limited Partnership's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP), which require the use of estimates by management. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates, including the fair value measurements of certain financial assets and financial liabilities, by their nature, are based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis based on data which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate.

In accordance with the provisions set forth in FASB ASC Topic 855, Subsequent Events, management has evaluated subsequent events through February 29, 2016, the date of the approval of these financial statements. Management has determined that there are no material events that would require adjustment or disclosure in its financial statements.

(expressed in US dollars)

Securities transactions executed by the Limited Partnership as agent for clients are reflected in the statement of financial condition on a trade date basis. Receivables and payables relating to transactions that have not reached their contractual settlement date are reflected net on the statement of financial condition.

The financial statements include only the assets, liabilities, revenues and expenses of the Limited Partnership's operations. Net income generated by the Limited Partnership is included in the individual partner's tax returns. Accordingly, no provision for income taxes is recorded by the Limited Partnership.

Foreign currency translation

The functional and presentation currency of the Limited Partnership is the US dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect on the statement of financial condition date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the transaction date. Revenue and expenses recognized in the statement of income and comprehensive income are translated at the rates of exchange on the date of the transaction. Net gains or losses resulting from foreign currency translation are included in other income (expenses) in the statement of income and comprehensive income.

Cash

Cash represents demand deposits held in banks without any restrictions.

Receivables from and payables to clients

Receivables from and payables to clients represent the amount resulting from purchases and sales of securities not yet settled and that have not yet been paid to or received from clients. They represent the contractual price of securities to be delivered or received by the Limited Partnership. Should a counterparty fail to deliver securities pending settlement to the Limited Partnership, it may be required to purchase identical securities with its clearing organization, the Depository Trust Clearing Corporation (DTCC). Securities that have failed to be delivered or received are receivable and payable balances, respectively, arising from transactions with brokers and dealers. Payables from clients comprise the same type of transactions but from a sale of securities perspective. The amount shown on the statement of financial condition under payables to clients are sales of securities not yet settled.

Receivables from and payables to brokers

Receivables from and payables to brokers represent brokerage, execution fees and foreign taxes, when applicable from sales (receivable) and purchases (payable) of securities receivable from or payable to brokers and clearing organizations.

Revenue recognition

The Limited Partnership is a broker-dealer and an investment adviser. The Limited Partnership's principal sources of revenues comprise commissions, management fees and revenue on transactions.

(expressed in US dollars)

As a broker-dealer, the Limited Partnership charges its clients for securities trading transactions. Securities transactions are recorded on a trade date basis. Commissions and transaction revenues are recorded when the Limited Partnership's performance obligation is met. Commissions and revenues on transactions are recorded on an accrual basis.

The Limited Partnership earns management fees from its investment advisory services. Management fees are calculated as a percentage of net asset invested capital and are recognized over the period in which the related services are rendered.

The Limited Partnership charges ticket fees upon the execution and delivery of securities. Ticket fees are recorded on the trade date and reported under revenue on transactions in the statement of income and comprehensive income.

Financial instruments

Financial assets are classified in one of the following categories: fair value through net earnings (FVTNE) or loans and receivables. Financial liabilities are classified as other.

Financial assets designated FVTNE comprise the deposits and securities with clearing organizations. These financial instruments are recorded at fair value, with changes in fair value recorded in net income and comprehensive income for the year.

Loans and receivables comprise cash, receivables from clients, receivables from brokers, receivables from Lombard Odier Funds (Europe) SA, deposits in cash with clearing organizations (note 5), and other accounts receivable. These financial assets are recorded at amortized cost, net of impairment losses, if any.

Financial liabilities comprise bank overdraft, payables to clients, payables to brokers, payables to Limited Partner and a company under common control, and other accounts payable and accrued liabilities. These financial liabilities initially recognized at fair value are recorded at amortized cost.

Accounting standards and amendments issued but not yet applied

The Limited Partnership presents the amendments issued but not yet applied that are relevant to it. The following revised standards and amendments are effective for annual periods beginning on or after January 1, 2016.

(expressed in US dollars)

Revenue from Contracts with Customers: ASU 2014-09: Subtopic 606

In May 2014, the Financial Accounting Standards Board (FASB) issued an accounting standards update (ASU) which provides a principles-based framework for revenue recognition that supersedes virtually all previously issued revenue recognition guidance. Additionally, the ASU requires improved disclosures to help users of financial statements better understand the nature, amount, timing and uncertainty of revenue that is recognized. The core principle of the five-step revenue recognition framework is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The FASB issued an update in August 2015 and deferred the effective date by one year. The ASU will be effective for annual periods after December 15, 2018. The amendments in the ASU should be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. The Limited Partnership is currently evaluating the potential impact of adopting this ASU, including determining which transition method to apply.

Simplifying the Presentation of Debt Issuance Costs: ASU 2015-03: Subtopic 835-30

This ASU was amended to require debt issuance costs related to a recognized debt liability to be presented on the statement of financial condition as a direct deduction from the carrying amount of that debt liability.

For public business entities, this ASU is effective for years, and interim periods within those years, beginning after December 15, 2015. For all other entities, it is effective for years beginning after December 15, 2015, and for interim periods within years beginning after December 15, 2016. The Limited Partnership is currently evaluating the potential impact of adopting this ASU, including determining which transition method to apply.

Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern: ASU 2014-15: Subtopic 205-40

This ASU was amended to provide guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures.

It is effective for years ending after December 15, 2016 and for years and interim periods beginning thereafter. The Limited Partnership is currently evaluating the potential impact of adopting this ASU, including determining which transition method to apply.

(expressed in US dollars)

3 Information included in statement of cash flows

a) The changes in working capital items are detailed as follows:

	2015 $	2014 $
Decrease (increase) in		
Receivables from clients	17,799,362	(17,145,095)
Receivables from brokers	4,685,945	6,372,091
Receivables from Lombard Odier Funds (Europe) SA, without interest	207	(207)
Other accounts receivable and prepaid expenses	53,040	56,304
Increase (decrease) in		
Bank overdraft	(2,584)	2,584
Payables to clients	(11,548,203)	(3,136,139)
Payables to brokers	(10,760,756)	13,726,731
Payables to Limited Partner and a company under common control	(419,341)	457,828
Other accounts payable and accrued liabilities	1,464	(2,190)
	(191,466)	330,904

b) Cash flows relating to interest on operating activities are detailed as follows:

	2015 $	2014 $
Interest received	1,517	3,479
Interest paid	5,170	43,484

4 Other accounts receivable and prepaid expenses

	2015 $	2014 $
Taxes receivable	146,585	203,626
Prepaid expenses	21,010	31,374
Other receivable	14,445	80
	182,040	235,080

The taxes receivable balance results from the Limited Partnership's GST/HST and PST reimbursement claims outstanding as of December 31.

(expressed in US dollars)

5 Deposits and securities with clearing organizations

	2015 $	2014 $
Deposits in cash		
Depository Trust & Clearing Corporation	52,030	49,096
National Securities Clearing Corporation	1,965,000	1,375,000
	2,017,030	1,424,096
Securities on deposit		
NASDAQ OMX Group Inc., at fair value (300 shares)	17,451	14,388
Depository Trust & Clearing Corporation*	52,004	20,131
	69,455	34,519
	2,086,485	1,458,615

* The Limited Partnership holds 81.76 preferred shares as of December 31, 2015 (2014 – 116.91) and 2.98612 common shares as of December 31, 2015 (2014 – 0.96246).

In the normal course of business, the Limited Partnership enters into transactions with clearing organizations. These organizations require either deposits in cash or in securities to facilitate the settlement process. The securities on deposit are recorded at fair value with changes in fair value recorded in net income and comprehensive income for the year. The deposits in cash are not restricted, but the securities on deposit cannot be sold and they are required to do business with the respective clearing organizations.

6 Bank overdraft

The Limited Partnership has an operating line of credit agreement with Bank Lombard Odier & Co Ltd for up to a maximum of $10,000,000 (2014 – $30,000,000). The facility bears interest at the bank's internal prime rate plus 0.5% per annum. Interest is payable on a quarterly basis. There is no guarantee given as security for this line of credit. As of December 31, 2015, nil (2014 – $2,584) was drawn from the line of credit.

(expressed in US dollars)

7 Other accounts payable and accrued liabilities

The details of other accounts payables and accrued liabilities as of December 31 are as follows:

	2015 $	2014 $
Trade payables	24,848	5,837
Accrued liabilities	61,633	79,180
	86,481	85,017

8 Partners' equity

Partners' equity comprises capital.

No partner may contribute additional amounts to capital or withdraw its contribution without the consent of the other partners.

The Partnership shall terminate either on September 30, 2049 or upon dissolution prior to that date as stipulated in the amended and restated limited partnership agreement.

Net profits are allocated as follows:

- the General Partner receives, by preference, an amount not exceeding 10% of its capital account at the end of the year; and
- the Limited Partner receives the balance of the net profits.

Net losses are allocated between the partners at the end of the year in proportion to their respective capital current accounts.

9 Related party transactions

The Limited Partner is Lombard Odier & Cie (Canada), Limited Partnership (LO Canada), and the General Partner is Lombard Odier Transatlantic Limited, which is also a subsidiary of LO Canada. The Limited Partnership is under the common control of LO Holding (Canada) Inc., Lombard Odier Services Inc., Lombard Odier Management (Canada) Inc. and Lombard Odier Securities (Canada) Inc.

In the normal course of its business, the Limited Partnership enters into transactions with related parties. These transactions were concluded in the normal course of operations and measured at the exchange amount, which is the amount established and accepted by the related parties.

(expressed in US dollars)

As of December 31, the statement of financial condition includes the following related party balances:

	2015			2014		
		Affiliates			Affiliates	
	Total $	Bank Lombard Odier & Co Ltd $	Other $	Total $	Bank Lombard Odier & Co Ltd $	Other $
Current assets						
Cash	1,065,123	1,065,123	-	269,261	269,261	-
Receivables from clients	1,333,107	1,333,107	-	1,219,881	1,219,881	-
Receivable from brokers	476,347	476,347	-	-	-	-
Receivables from Lombard Odier Funds (Europe) SA	-	-	-	207	-	207
	2,874,577	2,874,577	-	1,489,349	1,489,142	207
Liabilities						
Bank overdraft	-	-	-	2,584	2,584	-
Payables to clients	27,772		27,772	10,652,862	10,652,862	-
Payables to brokers	434,430	301,065	133,365	-	-	-
Payables to Limited Partner and a company under common control	631,504	95,705	535,799	1,050,845	66,215	984,630
	1,093,706	396,770	696,936	11,706,291	10,721,661	984,630

Cash

Cash balance is held at Bank Lombard Odier & Co Ltd.

Receivables from and payables to clients

The Limited Partnership is the Lombard Odier group's broker for US securities transactions. Amounts shown under receivables from and payables to clients result from securities transactions that have not yet settled from the Limited Partnership's affiliated clients Bank Lombard Odier & Co Ltd and Lombard Odier Securities (Canada) Inc.

Receivables from and payables to brokers

The Limited Partnership has agreements with multiple brokers in order to meet its execution obligation. For securities trading transactions not listed on US or Canadian securities stock exchanges, the Limited Partnership uses Bank Lombard Odier & Co Ltd as its broker. The receivables from and payables to brokers for transactions with affiliates are securities trading transactions that are pending settlement with the Limited Partnership's broker, Bank Lombard Odier & Co Ltd.

(expressed in US dollars)

Bank overdraft

Bank overdraft represents amounts payable resulting from the Limited Partnership's use of the operating line of credit with Bank Lombard Odier & Co Ltd.

Payables to Limited Partner and a company under common control

Certain general operating expenses such as payroll, rent and office expenses are paid by LO Canada, which is affiliated to the Limited Partnership. This affiliated company then allocates a portion of these expenses to the Limited Partnership. On a monthly basis, the Limited Partnership receives an invoice reflecting this allocation. These expenses are recorded under brokerage commissions, telecommunications, clearing fees, general brokerage, administrative expenses and salaries and professional fees.

The Limited Partnership has entered into a service level agreement with Bank Lombard Odier & Co Ltd for banking infrastructure services. On a quarterly basis, Bank Lombard Odier & Co Ltd invoices the Limited Partnership for the service charge in accordance with the term of the agreement. Charges payable for the fourth quarter are included under payables to Limited Partner and a company under common control.

	2015			2014		
		Affiliates			Affiliates	
	Total $	Bank Lombard Odier & Co Ltd $	Other $	Total $	Bank Lombard Odier & Co Ltd $	Other $
Revenues						
Commissions	1,901,012	1,804,166	96,846	2,290,545	2,228,656	61,889
Management fees	-	-	-	340,386	340,386	-
Revenue on transactions	50,000	50,000	-	50,000	50,000	-
	1,951,012	1,854,166	96,846	2,680,931	2,619,042	61,889
Operating expenses						
Brokerage commissions	137,294	125,509	11,785	215,998	215,998	-
Telecommunications	26,601	-	26,601	108,844	-	108,844
Clearing fees	28,417	-	28,417	44,533	-	44,533
General brokerage	257,672	92,534	165,138	175,627	46,964	128,663
	449,984	218,043	231,941	545,002	262,962	282,040
Other income (expenses)						
Administrative expenses and salaries	(3,295,938)	(322,060)	(2,973,878)	(3,642,474)	(271,643)	(3,370,831)
Professional fees	(15,108)	-	(15,108)	(42,938)	-	(42,938)
Net interest income (expense)	(5,151)	(5,151)	-	(42,099)	(42,099)	-
	(3,316,197)	(327,211)	(2,988,986)	(3,727,511)	(313,742)	(3,413,769)

(expressed in US dollars)

Commission revenues

As a broker-dealer, the Limited Partnership offers securities trading transactions on US securities stock exchanges for the Lombard Odier group. Bank Lombard Odier & Co Ltd and Lombard Odier Securities (Canada) Inc. both use the Limited Partnership for their US securities trading transactions. These transactions generate commissions from related parties.

Revenue arising from securities transactions with Bank Lombard Odier & Co Ltd represents 36.12% (2014 – 40.85%) of total revenues.

Management fees

On a non-recurring basis, the Limited Partnership offers other management services to Bank Lombard Odier & Co Ltd for which the Limited Partnership receives monetary compensation.

Brokerage commissions

The Limited Partnership is only registered as a broker-dealer for US securities trading transactions. Under its role as an investment adviser, European and Canadian securities are sometimes traded. The Limited Partnership uses Bank Lombard Odier & Co Ltd for European securities, and Lombard Odier Securities (Canada) Inc. for Canadian securities. These transactions incur trade ticket fees also known as brokerage commission expenses.

Telecommunications, clearing fees and general brokerage

The Limited Partnership and its affiliates share telecommunications, clearing fees and general brokerage fees for which they also share the associated costs. The Limited Partnership's share of these costs are allocated to it by an affiliate. These fees are charged simultaneously as administrative expenses and salaries.

Administrative expenses and salaries

The Limited Partnership and its affiliates share various resources for which they also share the associated costs. These are costs allocated to the Limited Partnership for personnel expenses, rent, office fees, travel and other operational support and services. The related unpaid balances are included in the payables to Limited Partner and a company under common control.

Professional fees

The Limited Partnership and its affiliates share legal and consulting resources for which they also share the associated costs. These fees are charged simultaneously as administrative expenses and salaries.

Interest income

Interest income includes cash balances that are deposited at Bank Lombard Odier & Co Ltd.

(expressed in US dollars)

10 Financial instruments – Offsetting

The receivables from and payables to the same clients and receivables from and payables to the same brokers are offset and the net amount reported in the statement of financial condition when there is an enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

The following tables show the impact of offsetting as of December 31:

			2015
	Gross assets (liabilities) $	Gross assets (liabilities) offset $	Net $
Receivables from clients	6,126,220	(3,475,057)	2,651,163
Receivables from brokers	3,741,815	(3,113,396)	628,419
Payables to clients	(3,746,643)	3,475,057	(271,586)
Payables to brokers	(6,118,256)	3,113,396	(3,004,860)

			2014
	Gross assets (liabilities) $	Gross assets (liabilities) offset $	Net $
Receivables from clients	28,595,631	(8,145,106)	20,450,525
Receivables from brokers	20,067,465	(14,753,101)	5,314,364
Payables to clients	(19,965,495)	8,145,106	(11,820,389)
Payables to brokers	(28,518,717)	14,753,101	(13,765,616)

11 Fair value measurements

The accounting policies related to fair value measurements provide a framework for measuring fair value and focus on an exit price in the principal (or alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants (the fair value framework). The fair value framework establishes a three-tiered fair value hierarchy with Level 1 representing quoted prices (unadjusted) in active markets for identical assets or liabilities.

(expressed in US dollars)

Fair values determined by Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are disorderly and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

If the inputs used to measure the financial assets and financial liabilities fall within the different levels described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

As of December 31, 2015 and 2014, the Limited Partnership's exposure to financial instruments measured at fair value is limited to securities on deposit with clearing organizations. The NASDAQ OMX Group Inc. shares are classified as Level 1 and the securities on deposit at Depository Trust & Clearing Corporation are classified as Level 2 (note 5).

There were no transfers between Level 1 and 2 during the year ended December 31, 2015 (2014 – no transfers).

12 Financial risks

The Limited Partnership is exposed to market risk through its use of financial instruments which result from both its operating and investing activities.

The Limited Partnership does not actively engage in the trading of financial assets for speculative purposes. The most significant financial risks to which the Limited Partnership is exposed are as follows.

Financial instruments with off-balance sheet risk

In the normal course of business, the Limited Partnership's client and trading activities involve the execution and settlement of various securities and financial instrument transactions. These activities may expose the Limited Partnership to off-balance sheet risk in the event the client or other broker is unable to fulfill its contracted obligations and the Limited Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

(expressed in US dollars)

Market risk

In the normal course of its operations, the Limited Partnership enters into various contractual commitments involving forward settlement. These include option contracts and commitments to buy and sell securities. The potential for changes in the market value of the Limited Partnership's trading positions is referred to as market risk. More precisely, market risk is the potential change in an instrument's value caused by fluctuations in currency exchange rates and interest rates. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. This risk is inherent in the financial instruments associated with the Limited Partnership's operations and activities. The Limited Partnership's trading positions are reported at fair value with changes currently reflected in net income and comprehensive income for the year. Trading positions are subject to various risk factors, which include exposures to interest rates and foreign exchange rates.

Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of a financial instrument.

The Limited Partnership is exposed to currency risk due to cash, receivables and payables denominated in Canadian dollars. As of December 31, 2015, assets denominated in Canadian dollars consist of cash and receivables totalling $636,951 (2014 – $631,439) and payables denominated in Canadian dollars totalling $758,547 (2014 – $1,082,365).

The Limited Partnership does not enter into arrangements to hedge its currency risk.

	2015		2014	
	US$	CA$	US$	CA$
Cash	330,298	458,810	405,183	469,274
Receivables from clients	145,501	202,113	-	-
Other accounts receivable	161,152	223,554	226,256	262,045
Payables to clients	11,836	16,441	-	-
Payables to brokers	133,365	185,255	-	-
Payables to a company under common control	559,826	777,644	1,012,025	1,172,106
Other accounts payable and accrued liabilities	53,520	74,351	70,340	81,466

(expressed in US dollars)

The following table shows the sensitivity to changes in the foreign exchange rate on partners' equity as to the Limited Partnership's assets and liabilities denominated in Canadian dollars. The hypothesis used in the following analysis is a currency variation of +/−5% in the Canadian dollar against the US dollar as of December 31:

	Sensitivity analysis			
	December 31, 2015		December 31, 2014	
	+ 5% $	− 5% $	+ 5% $	− 5% $
Canadian dollar	(6,091)	6,091	(22,509)	22,509

As of December 31, 2015, the Limited Partnership has financial assets and financial liabilities denominated in euros, Swiss francs, British pounds sterling and Japanese yen. The Limited Partnership's exposure to these foreign currencies is not significant (2014 – not significant).

Most of the Limited Partnership's foreign currency exposure results from transactions with entities under common control. In the event of a significant foreign currency fluctuation, the Limited Partnership would reduce its exposure to foreign currency by converting its payables denominated in Canadian dollars to US dollars at a negotiated rate with the other entities under common control.

Interest rate risk

Interest rate risk represents the Limited Partnership's exposure to instruments whose values vary with the level of volatility of interest rates. As of December 31, 2015 and 2014, this risk is not significant.

Liquidity risk

Liquidity risk represents the risk that the level of expected market activity will change significantly and, in certain cases, may even cease to exist. This exposes the Limited Partnership to the risk that it will not be able to transact business and execute trades in an orderly manner, which may impact its results.

The Limited Partnership's management is responsible for reviewing liquidity resources to ensure that funds are readily available to meet its financial obligations as they come due, as well ensuring that adequate funds exist to support business strategies and operational growth. The Limited Partnership manages its treasury on a daily basis.

All financial liabilities owed by the Limited Partnership as of December 31, 2015 and 2014 are expected to be paid within 12 months.

(expressed in US dollars)

Credit risk

Credit risk is the risk of loss that the Limited Partnership would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Changes in the creditworthiness of individual issuers or groups of issuers have an impact on credit risk. Management involves a number of considerations, such as the financial profile of the counterparty, specific terms and duration of the contractual agreement, market fluctuations and the value of collateral held, if any.

The Limited Partnership executes and settles various client and broker-dealer transactions. Execution of these transactions may expose the Limited Partnership to a default risk arising from the potential that clients, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Limited Partnership may sustain a loss if it had to purchase or sell the securities underlying the contracts at an unfavourable market price.

Management believes that the Limited Partnership's exposure to credit risk is not significant as of December 31, 2015 and 2014.

Concentration of credit risk

Concentration of credit risk may arise from exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in similar activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner by changes in economic, political or other market conditions. There is a concentration of credit risk with Bank Lombard Odier & Co Ltd.

As of December 31, 2015, the Limited Partnership has $2,940,330 and $510,704 in cash with a US bank and a Canadian bank, respectively (2014 – $4,137,379 and $484,369). The US bank and Canadian bank are reputable financial institutions with ratings of A+ and AA, respectively, from Fitch Ratings as of December 31, 2015 and 2014. At times, such deposits may exceed the amount insured by the Federal Deposit Insurance Corporation. The remaining amount of cash is at Bank Lombard Odier & Co Ltd, with a rating of AA- from Fitch Ratings as of December 31, 2015 and 2014.

13 Net capital requirement

The Limited Partnership is subject to the Securities and Exchange Act of 1934 uniform net capital rule (Rule 15c3-1), which requires it to maintain net capital of $100,000 or 1/15 of aggregate indebtedness, whichever is greater. Aggregate indebtedness must not exceed net capital by a ratio of more than 15 to 1. The basic concept of this rule is liquidity, its objective being to require a brokerage firm to have at all times sufficient liquid assets to cover its current indebtedness. As of December 31, 2015, net capital amounts to $5,873,912 (2014 – $5,529,411) and aggregate indebtedness amounts to $999,251 (2014 – $13,059,392). Net capital of $5,873,912 (2014 – $5,529,411) exceeds net capital required by $5,773,912 (2014 – $4,658,784). The total ratio of aggregate indebtedness to net capital as of December 31, 2015 is 17.01% (2014 – 236.18%).

(expressed in US dollars)

The Limited Partnership maintains a special reserve bank account for the exclusive benefits of clients of the Limited Partnership pursuant to rule 15c3-3 of the Securities Exchange Act of 1934. The Limited Partnership does not hold client funds. However, if it inadvertently receives client funds, it promptly forwards all funds and securities received. Accordingly, the Limited Partnership is exempt from Rule 15c 3-3 of the Act, under paragraph (k)(2)(i) of that rule.

14 Contingencies and guarantees

In the normal course of business, the Limited Partnership could be named as defendant in various legal actions. From the establishment of the Limited Partnership to December 31, 2015, the Limited Partnership has never been named as a defendant in any legal actions.

The Limited Partnership, as a member of securities clearinghouses, provides guarantees that meet the accounting definition of a guarantee under FASB ASC Topic 460, Guarantees. Under the standard for membership agreements, members are required to guarantee the performance of members who become unable to satisfy their obligations. The Limited Partnership's liability under these agreements could exceed the amounts it has posted as collateral. However, since the event is remote and not quantifiable, the Limited Partnership has not recorded a contingent liability in these financial statements.

In the normal course of business, the Limited Partnership provides guarantees to securities clearing organizations, exchanges and central clearing counterparties. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearing organizations, exchanges and central clearing counterparties often require members to post collateral. The Limited Partnership's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Limited Partnership to be required to make payments under such agreements is considered remote.

15 Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. The amount of $84,388 was reclassified in operating expenses from telecommunications to general brokerage.

LOMBARD ODIER
LOMBARD ODIER TRANSATLANTIC

Montreal, March 2nd, 2015

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
411

To Whom it may concern:

Please find enclosed two copies of the following documents for **LOMBARD ODIER TRANSATLANTIC, L.P.**, as of December 31st, 2014:

- Annual audited report Form X-17A-5 Part III;
- Oath or Affirmation [SEA Rule 17a-5(e) (2)];
- Independent Auditor's Report and Opinion [SEA Rules 17a-5(e)(1), 17a-5(i)-(2) and (3)];
- Condensed Balance Sheet;
- Reconcilation of Computation of Net capital under SEA Rule 17a-5(d)(4);
- Auditor's report on material Inadequacies [SEA Rule 17a-5(g)(1)];
- Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation [SEA Rule 17a-5(e) (4)].

Yours truly,

Robert Dorey

Robert Dorey, CPA, CA
President/CEO/CFO

Enclosures

Lombard Odier Transatlantic Limited
1000 Sherbrooke Street West · Suite 2200 · Montreal · Quebec · Canada H3A 3R7
Telephone 1 514 847 7745 / 1 866 847 7745 (Toll free) · Fax 1 514 847 1964 · www.lombardodier-transatlantic.com
General Partner for Lombard Odier Transatlantic, Limited Partnership
Member FINRA SIPC - Registered with S.E.C.

pwc

February 29, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Lombard Odier Transatlantic, Limited Partnership

The report on our audit of the financial statements of Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership") as of December 31, 2015 and for the year then ended appears on page 2 of this document. The Computation of a Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (Schedule I) ("Computation of Net Capital") is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Limited Partnership's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Limited Partnership's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP[1]

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
411

[1] CPA auditor, CA, public accountancy permit No. A125840

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

pwc

February 29, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Lombard Odier Transatlantic, Limited Partnership

We have audited the accompanying statement of financial condition of Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership") as of December 31, 2015 and the related statements of income and comprehensive income, partners' equity and cash flows for the year ended December 31, 2015. These financial statements are the responsibility of the Limited Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Limited Partnership at December 31, 2015 and the results of its operations and its cash flows for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

Lombard Odier Transatlantic, Limited Partnership
Computation of Net Capital Pursuant to
Uniform Net Capital Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2015 **Schedule I**

Net capital		
Total ownership equity - Partnership		$ 6 069 834
Substract nonallowable assets		
Securities owned not readily marketable	$ 52 004	
Receivables from affiliates	-	
Prepaid expenses	21 010	
Other accounts receivables	85 029	158 043
Deductions and/or charges		
Haircut on Cash	26 401	
Aged fail-to-deliver	1 060	27 461
Haircuts on securities		
Stocks and warrants		10 418
Corporate obligations		-
Net capital		$ 5 873 912
Aggregate indebtedness		
Payable to brokers or dealers and clearing organizations		
Failed to receive: Other	$ 9 680	
Clearing organizations: Other	-	9 680
Payables to clients, accounts payable and accrued liabilities		989 571
Total aggregate indebtedness		$ 999 251
Minimum net capital (Greater of 6-2/3% of total A.I. or $ 100 000)		$ 100 000
Excess net capital		$ 5 773 912
Net capital less greater of 10% of total A.I. or 120 % of $100 000		$ 5 753 912
Ratio - Aggregate indebtedness to net capital		17,01%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

The differences between the amounts presented above and the amounts reported in the Limited Partnership's unaudited December 31, 2015 FOCUS report as filed, result from; an adjustment of $12,000 was done on advisory fees, an adjustment made of $92,537 to the clerical and administrative employees' expenses resulting from an increase to the bonus accrual and a related increase in tax equalization expense. Losses in error account were increased by $6,000 and Other expenses were increased by $12,079 due to adjustments to other accruals. Net income for the year decreased by $122,615.

On the statement of financial condition, an increase of $12,068 to miscellaneous other receivables (Sales tax receivable) was recorded. On the liabilities the accounts payable were increased by $116,683; an affiliated charged $24,026 in social benefits on the bonus for Expat and the Limited Partner charged the adjustment to bonus and tax equalization, representing an increase of $92,657. The payables to clients was increased by $18,000 to refund clients that were overcharged. The net impact on the Net capital is a decrease of $122,615 and brings the net capital from $5,996,527 to $5,873,912.

Lombard Odier Transatlantic, Limited Partnership
Computation for Determination of Reserve Requirements
And Information Relating to Possession of Control
Requirements Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2015 **Schedule II**

The Company is exempt from the provisions of rule 15c3-3 in accordance with Section k(2) (i).

pwc

February 29, 2016

To the Board of Directors of
Lombard Odier Transatlantic, Limited Partnership

In planning and performing our audit of the financial statements of Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership") as of and for the year ended December 31, 2015, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Limited Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Limited Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Limited Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Limited Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the following objectives stated in Rule 17a-5(g), in the following:

- Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11)
- Determining compliance with the exemptive provisions of Rule 15c3-3. The Limited Partnership is exempt from the provisions of Rule 15c3-3 in accordance with Section k(2)(i)
- Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

Because the Limited Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Limited Partnership in the following:

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Management of the Limited Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Limited Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Moreover, the projection of any evaluation of these objectives to future periods is subject to the risk that they may become inadequate because of changes in conditions or because the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Limited Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Limited Partnership's practices and procedures, as described in the second and third paragraphs of this report, were adequate as of December 31, 2015 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Partnership of Chartered Professional Accountants

pwc

February 29, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Lombard Odier Transatlantic, Limited Partnership

We have reviewed Lombard Odier Transatlantic, Limited Partnership's (the "Limited Partnership") assertions, included in the accompanying Limited Partnership's exemption report, in which (1) the Limited Partnership identified 17 C.F.R. § 240.15c3-3 (k)(2)(i) as the provision under which the Limited Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Limited Partnership stated that it met the identified exemption provision throughout the period from January 1, 2015 to December 31, 2015 without exception. The Limited Partnership's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period from January 1, 2015 to December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Limited Partnership's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

LOMBARD ODIER
LOMBARD ODIER TRANSATLANTIC

Lombard Odier Transatlantic, Limited Partnership. - Exemption Report

Lombard Odier Transatlantic, Limited Partnership. (the "Limited Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Comission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Limited Partnership states the following:

1. The Limited Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(i)

2. The Limited Partnership met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the period from January 1, 2015 to December 31, 2015 without exception.

I, Robert Dorey, affirm that, to the best of our knowledge and belief, this Exemption Report is true and correct.

Robert Dorey, CPA, CA
President
Lombard Odier Transatlantic Limited
General Partner of
Lombard Odier Transatlantic, Limited Partnership
February 26th, 2016

Lombard Odier Transatlantic Limited
1000 Sherbrooke Street West · Suite 2200 · Montreal · Quebec · Canada H3A 3R7
Telephone 1 514 847 7745 / 1 866 847 7745 (Toll free) · Fax 1 514 847 1964 · www.lombardodier-transatlantic.com
General Partner for Lombard Odier Transatlantic, Limited Partnership
Member FINRA SIPC - Registered with S.E.C.

pwc

February 29, 2016

Report of Independent Accountants

To the Board of Directors of
Lombard Odier Transatlantic, Limited Partnership

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Securities Investor Protection Corporation ("SIPC") of Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership") for the year ended December 31, 2015, which were agreed to by the Limited Partnership, the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and the SIPC (collectively, the "specified parties") solely to assist the specified parties in evaluating the Limited Partnership's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for the Limited Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries as follows: Traced item 2B to wire transfer of $6,704 on July 28, 2015 and traced item 2F to wire transfer of $5,702 on February 22, 2016 to the bank statements, noting no exceptions.

2. Compared the sum of Total Revenue amount reported on each of the quarterly Form X-17A-5 reports submitted to FINRA for each of the quarters ended March 31, June 30, September 30 and December 31, 2015, of $5,126,621, with the amount reported on page 2, line 2a - Total revenue (FOCUS Line 12 / Part IIA Line 9, Code 4030) on Form SIPC-7 for the year ended December 31, 2015 of $5,126,621 noting no differences.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

pwc

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers as follows:

   Compared 2c - deductions on line (3), *Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions,* of $163,606 to the detailed general ledger account REA 230 entitled "courtage payé" at December 31, 2015, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows, noting no differences:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d, and the General Assessment @ .0025 on page 2, line 2e of Form SIPC-7, of $4,963,015 and $12,407.54 respectively noting no differences.

   b. Recalculated the mathematical accuracy of the supporting schedules for Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions as reported under 2c. deduction (3), noting no differences.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2c of Form SIPC-7 with page 1, item 2h of Form SIPC-7T filed for the prior period ended December 31, 2014 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Limited Partnership's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Board of Directors of the Limited Partnership, the SEC, FINRA and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015608 FINRA DEC
LOMBARD ODIER TRANSATLANTIC LIMITED PARTNERSHIP
1000 SHERBROOKE ST WEST STE 2200
MONTREAL QUEBEC H3A 3R7
CANADA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Dorey 514-847-7638

2. A. General Assessment (item 2e from page 2) $ 12,407.54

B. Less payment made with SIPC-6 filed (**exclude interest**) (6,704.82)

July 28, 2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,702.72

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,702.72

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lombard Odier Transatlantic, L.P.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 22 day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,126,621
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	163,606
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	163,606
2d. SIPC Net Operating Revenues	$ 4,963,015
2e. General Assessment @ .0025	$ 12,407.54

(to page 1, line 2.A.)